Kontakt

emil@thecapital.io

www.linkedin.com/in/emilsterndorff
(LinkedIn)

Mest repræsenterede kompetencer

Entrepreneurship

Management

Fundraising

Languages

German (Elementary)

English (Native or Bilingual)

Emil Sterndorff

Co-founder of The Capital Platform

Århus, Midtjylland, Danmark

Resumé

Hey friend.

I'm a family dad and serial entrepreneur from Denmark with over a decade of experience as a full-time founder, with 4 exits under my belt, and $10m+ raised across my ventures.

I'm a tech-savvy self-starter with a never-ending desire for knowledge and progress. I have a burning passion for building, advising on, or investing in highly impactful businesses capable of changing the world.

Follow me for content on personal branding, startup life, and unique perspectives on life.

———

Erfaring

The Capital
Co-founder
juli 2020 - Present (2 år 7 måneder)
The Capital lets entrepreneurs build and monetize their personal brands.

Inquiries (business): business at thecapital.io

Inquiries: emil at thecapital.io

Niftify
Co-founder
marts 2021 - Present (1 år 11 måneder)
Niftify™ - a no-code NFT website builder

Inquiries: emil at niftify.io

Walio
Business Consultant
september 2022 - Present (5 måneder)

Walio.io provides an infrastructure of payment tools for the new generation of the internet, Web3.

I advise on fundraising and product strategy.

Venturey
General Partner
juli 2022 - Present (7 måneder)
Deal Flow for Web3 Investors and Startups

Based Capital
Partner
november 2020 - Present (2 år 3 måneder)
A Computational Trading and Investment Company.

Inquiries (business): business at basedcapital.io
Inquiries: emil at basedcapital.io

Satoshi Island
Member of the Satoshi Island Development Committee
maj 2020 - marts 2022 (1 år 11 måneder)
In the summer of 2020, I joined a group of individuals and companies working on the ideation and concept development of Satoshi Island.

Increasity
Business Advisor
juni 2020 - juli 2021 (1 år 2 måneder)
Helped the founder monetize a hobby by launching as a bootstrapped business and getting paying clients in less than a week. My focus was on branding and strategy using bootstrap-friendly tools like Brandmark, Squarespace, and Stripe.

Mobie, Inc.
Business Consultant
maj 2019 - maj 2021 (2 år 1 måned)
MobiePay™ is a crypto-first neobank that makes money easy. It and provides a new and improved way to send, spend, give, and receive money for both personal and business.

220

Growth Consultant

marts 2020 - marts 2021 (1 år 1 måned)

220 Bank, also known as "Second to None" is the world's first digital private bank targeting a $21T market of young entrepreneurs, influencers, investors, and millionaires.

Dream Chain International
Business Consultant

august 2020 - november 2020 (4 måneder)

I worked with Dream Chain International as an independent consultant helping their clients build better products as well as consulting on building and implementing scalable business models.

Passport Finance
Business Consultant

august 2020 - november 2020 (4 måneder)

Passport Finance is a client of Dream Chain International where I worked as an independent consultant to help companies like Passport Finance streamline products as well as consulting on building scalable business models.

Chainflix
Business Consultant

april 2020 - juli 2020 (4 måneder)

I consulted with ChainFlix, a blockchain-based video streaming platform as a business consultant to streamline the product and its core infrastructure, as well as consulting on developing and implement growth strategies.

The Capital Mastermind
Founder and Host

august 2018 - maj 2020 (1 år 10 måneder)

The Capital Mastermind is a bi-yearly gathering of founders and executive in fintech.

Stakenet (XSN)
Business Consultant

februar 2018 - maj 2020 (2 år 4 måneder)

Stakenet is a global blockchain for decentralized applications running on lightning network and masternodes. I consulted with Stakenet mainly on product development, and by utilizing my network to secure valuable long term partnerships.

Bitfineon
Business Consultant
januar 2019 - januar 2020 (1 år 1 måned)

I joined Bitfineon GmbH as a consultant to their flagship product, Bitfineon Exchange. My addition to the Bitfineon team was to focus on securing partnerships, developing and refining marketing initiatives and advising in the ongoing development of the Bitfineon platform.

Calvis Coffee (Acquired)
Founder
juni 2018 - februar 2019 (9 måneder)

Calvis Coffee was the result of scrap parts I put together, which was all I needed to start a coffee-stand selling coffee at the local hospital providing joy and happiness in an otherwise grey and dark hospital.

While selling coffee, I was in search for my next big digital venture, and I eventually started "The Capital", and the coffee stand allowed me to generate an income until I eventually went on to sell the coffee stand and go fulltime on my new project.

Wood Wilder (Acquired)
Founder
maj 2015 - juli 2018 (3 år 3 måneder)
Aarhus

Wood Wilder was a Danish lifestyle brand challenging the way fashion is designed, manufactured and worn. Through a long process of designing and testing, I built what have been called the world's most beautiful hat by recognized designers from around the globe.

Wood Wilder was acquired by an American company, taking over the blueprints, as well as contracts with manufacturers and global resellers.

I produced a custom order hats for Pharrell Williams, and several other celebrities world-wide.

Check out www.instagram.com/wood_wilder_denmark/ for a trip down memory lane!

Online Merchandise Store (acquired)
Founder

februar 2018 - juni 2018 (5 måneder)

I built a replicable merchandise store for several crypto startups. Generated $10k in revenue in the first week, and was acquired after 4 months.

Mind Your Own Business
Business Advisor
januar 2017 - december 2017 (1 år)

Hired as an independent business advisor on a 1 year contract to advise 10 young, up and coming entrepreneurs in the Aarhus area.

Lo-light (acquired)
Founder
juli 2016 - september 2016 (3 måneder)

Invented, produced, and sold the world's lightest and most aerodynamic road bike reflective stickers. The invention was acquired by a Chinese manufacturer for mass production.

Uddannelse

IBC International Business College
Højere handelseksamen (HHX), Innovation og marketing · (2012 - 2015)